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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ◻	Form 40-F ⌧

Exhibit 99.1 of this Form 6-K is hereby incorporated by reference into the registrant’s registration statements on Form F-3 (File No. 333-264906), Form S-8 (File No. 333-176856) and Form F-10 (File No. 333-264971).

INDEX TO EXHIBITS

99.1	Notice and Management Information Circular for the 2024 Annual and Special Meeting of Shareholders

99.2	Form of Proxy

99.3	2023 Annual Report

99.4	2023 Annual Report: Fighting Against Forced Labour and Child Labour in Supply Chains Act

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Date: March 28, 2024	Lloyd Hong

Chief Legal Officer & Corporate Secretary